Exhibit 15.2

Li3 Energy and Blue Wolf Mongolia

Holdings Corp.

Enter into Merger Agreement

Blue Wolf Commences Tender Offer to Purchase Up to

1,467,970 of its Ordinary Shares

SANTIAGO, CHILE—(Marketwire – May 21, 2013) – Li3 Energy, Inc., (OTC.BB.LIEG –News) (“Li3””), a US-listed and South America-based global exploration company in the lithium and minerals sector, and Blue Wolf Mongolia Holdings Corp. (NASDAQ: MNGL) (“Blue Wolf”), a British Virgin Islands blank check company formed for the purpose of effecting a business combination, announced their entry into an Agreement and Plan of Merger for an initial business combination. Upon closing of the Agreement and Plan of Merger and the transactions contemplated thereby (the “Transaction”), Li3 will merge with and into a wholly owned subsidiary of Blue Wolf with Li3 surviving the Transaction. Depending on the timing and process of regulatory reviews and Li3 obtaining its requisite shareholder approval, the Transaction is expected to be completed on or before July 22, 2013. Following the closing, Blue Wolf intends to change its name to Li3 Energy Corp. and continue to list its securities on the NASDAQ Capital Market (“NASDAQ”), subject to satisfying NASDAQ’s initial listing criteria. Li3 Energy Corp. intends to apply to list its securities on the TSX Venture Exchange. There are no assurances that Li3 Energy Corp. will be successful in listing or maintaining its securities on either NASDAQ or the TSX Venture Exchange.

Luis Saenz, CEO of Li3, stated: “We are very pleased to have entered into this agreement with Blue Wolf. We believe the Transaction will enable Li3 to continue advancing its lithium projects in Chile and become a low cost producer and consolidator in the lithium industry. We continue to explore strategies to advance our Maricunga Project, and this Transaction demonstrates our continued efforts towards that end. We look forward to working together with Blue Wolf to close the Transaction between our two companies.”

Lee Kraus, Chairman and CEO of Blue Wolf observed, “A merger with Li3 provides our investors with a unique opportunity to participate in the exciting growth outlook for the lithium industry driven by accelerating lithium consumption from electric and hybrid vehicles and electricity distribution smart grids, as well as the already strong lithium demand from smartphones and tablets.”

Li3’s existing management team, including Luis Saenz, CEO, Luis Santillana, CFO, and Marc Lubow, EVP, will lead Li3 Energy Corp. post closing. The Li3 Energy Corp. board of directors will be comprised of 7 members, including four directors nominated by Li3 and three directors nominated by Blue Wolf.

Upon the consummation of the Transaction (the “Effective Time”), holders of outstanding Li3 common stock will receive one (1) ordinary share of Blue Wolf for every two hundred fifty (250) shares of Li3 common stock held by such shareholders (the “Merger Consideration”). Each option and warrant to purchase shares of Li3 common stock outstanding immediately prior to the Effective Time will be converted into a right to acquire shares of Blue Wolf at a similar exchange rate.

At the closing of the Transaction, Blue Wolf will retain a minimum of $5.0 million and a maximum of $19.4 million of proceeds from its trust account, net of payments for Blue Wolf’s purchase of shares in its Tender Offer and transaction-related expenses. Li3 Energy Corp. expects to use these proceeds to repay Li3’s short-term debt as well as for acquisition payments and working capital, including implementing its development plan to advance its lithium projects in Chile towards a Feasibility Study and commercial scale. It also expects to use the net proceeds from the Transaction to continue exploring joint venture opportunities in other synergistic “grandfathered” lithium properties within Maricunga.

The consummation of the Transaction is conditioned upon, in addition to customary closing conditions, among other things: (i) the successful completion of a tender offer in accordance with the terms and conditions set forth in the offer to purchase (the “Offer to Purchase”) and related documents to be filed by Blue Wolf with the SEC in connection with the Tender Offer, (ii) the effectiveness of Blue Wolf’s registration statement on Form F-4 registering the Merger Consideration, (iii) the approval and adoption by the shareholders of Li3 of the Agreement and Plan of Merger and the transactions contemplated thereby and (iv) Blue Wolf retaining no less than $5.0 million in cash subsequent to the completion of the Tender Offer and payment of fees and expenses related thereto.

Regulatory Procedures and Shareholder Approval

Blue Wolf’s shareholders are not required to approve the Transaction. Li3 will separately solicit its shareholders, and convene a meeting of its shareholders, for approval of the Agreement and Plan of Merger and the transactions contemplated thereby. Blue Wolf will file a registration statement on Form F-4 with the SEC to register the distribution of the Merger Consideration to Li3’s shareholders. The registration statement, which will include a proxy statement/prospectus for Li3’s shareholders, must be declared effective by the SEC before Li3’s shareholders can approve the Transaction.

The Transaction has received unanimous approval by the board of directors of both Li3 and Blue Wolf. Upon closing, Blue Wolf’s sponsor will forfeit 80% of its sponsor shares and 80% of its sponsor warrants and remain subject to its existing lockup agreement. Based on its discussions with POSCO and other large shareholders, Li3’s management expects Li3 to meet the following closing conditions in support of the Transaction: 1) Li3 shareholders holding at least 51% of Li3’s shares, including POSCO and Li3’s officers and directors, will execute support and lockup agreements, and 2) POSCO will execute a new investor rights agreement with Li3 and Blue Wolf.

Commencement of Blue Wolf Tender Offer

In connection with the Transaction, Blue Wolf announced today the commencement of a tender offer to purchase up to 1,467,970 shares of its issued and outstanding ordinary shares, no par value, at a per share price of $9.97 (the “Tender Offer”). On May 20, 2013, the closing price of Blue Wolf’s ordinary shares on NASDAQ was $10.75 per share. The Tender Offer will expire at 5:00 p.m. New York City time on June 19, 2013, unless extended by Blue Wolf (the “Expiration Date”). Shareholders are urged to obtain current market quotations for the ordinary shares before deciding whether to tender their ordinary shares.

Blue Wolf’s board of directors recommends that existing shareholders not tender their ordinary shares after they review the Offer to Purchase which is being filed with the SEC and which will be distributed to shareholders.

If more than 1,467,970 ordinary shares are validly tendered and not properly withdrawn, Blue Wolf may exercise, at any time and in its discretion, its right to, in accordance with the rules of the SEC, amend the Tender Offer to purchase up to an additional 2% of its outstanding ordinary shares, without extending the Expiration Date. However, if more than 1,467,970 shares are validly tendered and not properly withdrawn, and Blue Wolf does not exercise its right to accept such additional shares for purchase, or if Blue Wolf is unable to satisfy the conditions to the Agreement and Plan of Merger, Blue Wolf may amend, terminate or extend the Tender Offer.

Tenders of Blue Wolf ordinary shares must be made prior to the Expiration Date, and may be withdrawn at any time prior to the Expiration Date. The Tender Offer is subject to conditions and other terms set forth in the Offer to Purchase and related Tender Offer materials. In particular, the Tender Offer is conditioned on Blue Wolf’s reasonable judgment that the Transaction is capable of being consummated contemporaneously with the Tender Offer. If Blue Wolf terminates the Tender Offer, it will not (i) purchase any ordinary shares pursuant to the Tender Offer or, (ii) consummate the Transaction with Li3.

Blue Wolf’s board of directors has unanimously; (i) approved the making of the Tender Offer, (ii) declared the advisability of the Transaction and approved the Agreement and Plan of Merger and the transactions contemplated thereby, and (iii) determined that the Transaction is in the best interests of the shareholders of Blue Wolf. Blue Wolf shareholders who tender their ordinary shares in the Tender Offer will not be participating in the Transaction because they will no longer hold any such ordinary shares of Li3 Energy Corp., which will be the public holding company for the operations of Li3 following the consummation of the Transaction.

Morrow & Co., LLC is acting as the information agent for the Tender Offer, and the depositary is Continental Stock Transfer & Trust Company. The Offer to Purchase, a letter of transmittal and related documents are being prepared for mailing today to Blue Wolf’s shareholders of record and will be made available for distribution to beneficial owners of Blue Wolf’s ordinary shares as soon as practicable. For questions and information, please call the information agent toll free at (800) 662- 5200 (banks and brokers call (203) 658-9400).

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell ordinary shares of Blue Wolf. The solicitation of offers to buy ordinary shares of Blue Wolf will only be made pursuant to the Offer to Purchase dated May 21, 2013 (as amended or supplemented), the letter of transmittal, and other related documents that Blue Wolf will send to its shareholders. The Tender Offer materials contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials are being distributed by Blue Wolf to its shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from Morrow & Co., LLC.

About Li3 Energy, Inc.

Li3 Energy, Inc. is an exploration stage public company in the lithium mining and energy sector.  Li3 aims to acquire, develop and commercialize a significant portfolio of lithium brine deposits in the Americas.  With its controlling interest in its Maricunga Project, the recently acquired Cocina property, coupled with the completion of the NI 43–101 Compliant Measured Resource Report, Li3’s goals are to: a) advance Maricunga to the Feasibility Stage; b) support the global implementation of clean and green energy initiatives; c) meet growing lithium market demand; and d) become a mid-tier, low cost supplier of lithium, potassium nitrate, and other strategic minerals, serving global clients in the energy, fertilizer and specialty chemical industries. Additional information regarding Li3 can be found in its recent filings with the SEC as well as on its website www.li3energy.com.

About Blue Wolf Mongolia Holdings Corp.

Blue Wolf is a blank check company formed in the British Virgin Islands on March 11, 2011 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In July 2011, Blue Wolf completed its initial public offering of 8,050,000 units. Upon the closing of the initial public offering, Blue Wolf deposited $80,237,500 ($9.97 per share) in a trust account. Blue Wolf conducted a previous tender offer in connection with the amendment of its charter to extend its corporate existence. Subsequent to payment of redemption amounts associated with Blue Wolf’s previous tender offer, approximately $22.5 million remains in Blue Wolf’s trust account.

Forward-Looking Statements

Any statements contained herein which are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements identified by or containing words like “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “potential,” “target,” “goal,” “plans,” “objective,” “should”, or similar expressions. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. Li3 and Blue Wolf give no assurances that the assumptions upon which such forward-looking statements are based will prove correct.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (many of which are beyond our control), and are based on information currently available to us. Actual results may differ materially from those expressed herein due to many factors, including, without limitation: the risk that more than 1,467,970 of Blue Wolf’s ordinary shares will be validly tendered and not properly withdrawn prior to the expiration of the Tender Offer which would then cause it to (i) be unable to satisfy the Maximum Tender Condition and the Merger Condition (as each is described in the Offer to Purchase), (ii) be unable to consummate the Transaction and (iii) withdraw the Tender Offer; the risk that Blue Wolf’s Registration Statement on Form F-4 is not declared effective prior to July 22, 2013, or even if effective, Li3 may not have sufficient time subsequent to effectiveness to seek stockholder approval of the Transaction under Nevada law, or even if so, that Li3 stockholders  do not approve the Transaction; the risk that governmental and regulatory review of the tender offer documents may delay the Transaction or result in the inability of the Transaction to be consummated by July 22, 2013 and the length of time necessary to consummate the Transaction; the risk that a condition to consummation of the Transaction may not be satisfied or waived; the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected; the risk that any projections, including earnings, revenues, expenses, margins, mineral reserve estimates or any other financial items are not realized; changing legislation and regulatory environments including those in foreign jurisdictions in which Li3 intends to operate; the ability to list and comply with NASDAQ’s continuing listing standards, including having the requisite number of round lot holders or stockholders and meeting the independent director requirements for the board of directors and its committees; Li3’s mineral operations are subject to Chilean law and government regulation; validation of the POSCO technology; obtaining and the issuance of necessary government consents; confirmation of initial exploration results; our ability to raise additional capital for exploration; development and commercialization of our projects; future findings and economic assessment reports; our ability to identify appropriate corporate acquisition or joint venture opportunities in the lithium mining sector and to establish appropriate technical and managerial infrastructure; political stability in countries in which we operate; and fluctuations in lithium prices. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Schedule TO (and any amendments thereto) to be filed by Blue Wolf in connection with the transaction and the tender offer. For further information about risks faced by Li3, including its Maricunga Project, see the “Risk Factors” section of Li3’s Form S-1, filed with the SEC on January 17, 2013. Blue Wolf and Li3 undertake no obligation to update any forward-looking statement contained herein to reflect events or circumstances which arise after the date of this release.

Li3 Contacts:
Luis Saenz, CEO	Marc Lubow, EVP
+56 (2) 2896 9100	+1 (904) 645 9549
marc.lubow@li3energy.com

Blue Wolf Contacts:
Lee Kraus, CEO & Chairman	Nicholas Edwards, President
+1 (917) 449-0760	+1 (203) 524-5272

Information Agent for Blue Wolf:
Morrow & Co., LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Telephone: (800) 662-5200

Banks and Brokerage Firms: (203) 685-9400

mngl.info@morrowco.com